NO ACT

PE
1-21-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005642

March 19, 2014

MAR 18 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-19-14

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2014

Dear Mr. Parsons:

This is in response to your letters dated January 21, 2014 and March 11, 2014 concerning the shareholder proposal submitted to ExxonMobil by the New York City Employees' Retirement System; the New York City Fire Department Pension Fund; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; As You Sow on behalf of the Park Foundation; Green Century Capital Management; Congrégation des Soeurs des Saints Noms de Jésus et de Marie; Providence Trust; Northwest Women Religious Investment Trust; the Sisters of Providence, Mother Joseph Province; the Sisters of the Holy Names of Jesus and Mary, US Ontario Province; the Unitarian Universalist Service Committee; Zevin Asset Management, LLC on behalf of the Alison S Gottlieb Revocable Trust; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Francis of Philadelphia; the Congregation of Divine Providence, Inc. and the Benedictine Sisters of Baltimore. We also have received letters on behalf of the Park Foundation dated February 21, 2014 and March 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Millicent Budhai
The City of New York
Office of the Comptroller
mbudha@comptroller.nyc.gov

Sanford Lewis
sanfordlewis@gmail.com

March 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2014

The proposal requests that the board report to shareholders using quantitative indicators the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 12, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Exxon Mobil – As You Sow Foundation – report on environmental impacts of hydraulic fracturing – Supplemental Reply

Ladies and Gentlemen:

The As You Sow Foundation on behalf of the Park Foundation ("Proponent") and other co-filers submitted a shareholder proposal (the "Proposal") to Exxon Mobil Corporation ("Exxon Mobil" or the "Company") on hydraulic fracturing. I have been asked by the Proponent to respond to the supplemental No Action request letter dated March 11, 2014, sent to the Securities and Exchange Commission by James E. Parsons on behalf of the Company. A copy of this letter is being e-mailed concurrently to James E. Parsons.

Notably, the Company's latest letter only takes issue with one small part of our reply, relating to staff correspondence with the Company regarding its 10-K report. The point of our reference to that staff correspondence is whether the inquiry posed by the proposal is at an appropriate level of detail for shareholder interest. Our comment that the proposal is at an appropriate level of inquiry for investor interest stands, regardless of whether the Company provided supplemental disclosure in its 10-K after receiving the staff correspondence.

We note that the Company has provided no response or rebuttal to most of the points and precedents cited in our letter. Accordingly, we stand by our previous correspondence, and urge the Staff to find that the Proposal is not excludable under Rule 14a-8(i)(7).

Sincerely,

Sanford Lewis

cc: James E. Parsons
Andrew Behar

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 11, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Supplemental Letter Regarding Shareholder Proposal of the New York City Employees' Retirement System et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 21, 2014 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance concur that Exxon Mobil Corporation (the "Company") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the New York City Employees' Retirement System; the New York City Fire Department Pension Fund; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; As You Sow on behalf of the Park Foundation; Green Century Capital Management; Congrégation des Soeurs des Saints Noms de Jésus et de Marie; Providence Trust; Northwest Women Religious Investment Trust; the Sisters of Providence, Mother Joseph Province; Sisters of the Holy Names of Jesus and Mary, US Ontario Province; the Unitarian Universalist Service Committee; Zevin Asset Management, LLC on behalf of the Alison S Gottlieb Revocable Trust; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Francis of Philadelphia; Congregation of Divine Providence, Inc.; and the Benedictine Sisters of Baltimore (the "Proponents"). We argued in the No-Action Request that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, it seeks to "micromanage" the Company.

On February 21, 2014, the Company received a letter from Sanford J. Lewis on behalf of the Proponents (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7) because the Proposal does not attempt to micromanage the Company.

The Response notes that a comment letter from the Staff dated July 5, 2011 regarding the Company's 2010 Form 10-K requested certain information about the Company's hydraulic fracturing operations. The Response then states that "[c]learly, the Division of Corporation Finance Staff found such information relevant and useful to investors." However, that characterization of what the Staff "found" is inaccurate:

- The comment cited in the Response (comment no. 2 in the July 5, 2011 comment letter) was a request for information to be submitted to the SEC and did not request any additional disclosure in the Company's SEC filings.

- The Company provided in its response letter the information requested by the comment and also stated, "ExxonMobil has extensive experience of safely managing hydraulic fracturing operations and we do not believe these operations pose any exceptional risks or challenges for which additional specific disclosure in our Form 10-K would be necessary or appropriate."[1]

- After receiving the Company's response letter, the Staff did not issue any further comments to follow-up on comment no. 2, nor did the Staff request the Company to include this information in the Company's SEC filings.

Accordingly, the Response is not an accurate description of the referenced correspondence between the Staff and the Company with respect to the Company's 2010 Form 10-K. Specifically, the Response is incorrect in stating that, based on the Staff's comments, the Staff found that the information requested by the comments (as well as the information requested by the Proposal) was "relevant and useful to investors."

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth Ising, the Company's outside counsel for this matter, at (202) 955-8287.

Sincerely,

James E. Parsons/eih

James E. Parsons

---

[1] The Company's response letter, dated August 25, 2011, is available at http://www.sec.gov/Archives/edgar/data/34088/000003408811000031/filename1.htm.

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Sanford J. Lewis
Millicent Budhai, Office of the New York City Comptroller
Michael Garland, Office of the New York City Comptroller
Danielle Fugere, As You Sow
Michael Passoff, As You Sow
Jon M. Jensen, Park Foundation
Leslie Samuelrich, Green Century Capital Management, Inc.
Lucia von Reusner, Green Century Capital Management, Inc.
Emma Bézaire, Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Marc Beaudry, Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Ramona Bezner, Providence Trust
Deborah R. Fleming, Northwest Women Religious Investment Trust
Jennifer Hall, Sisters of Providence, Mother Joseph Province
Mary Ellen Holohan, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Constance F. Kane, Unitarian Universalist Service Committee
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC
Alison Gottlieb
Susan Mika, Benedictine Sisters of Boerne, Texas
Nora M. Nash, Sisters of St. Francis of Philadelphia
Patricia Regan, Congregation of Divine Providence, Inc.
Kathleen White, Benedictine Sisters of Baltimore

SANFORD J. LEWIS, ATTORNEY

February 21, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Exxon Mobil – As You Sow Foundation – Report on environmental impacts of hydraulic fracturing

Ladies and Gentlemen:

The As You Sow Foundation on behalf of the Park Foundation ("Proponent") and other co-filers,[1] including the New York City Employees' Retirement System have submitted a shareholder proposal (the "Proposal") to Exxon Mobil Corporation ("Exxon Mobil" or the "Company") seeking a report on company policies and practices to minimize the adverse environmental and community impacts from hydraulic fracturing.

I have been asked by the Proponent to respond to the No Action request letter dated January 21, 2014, sent to the Securities and Exchange Commission by James E. Parsons, Coordinator, Exxon Mobil Corporate Securities & Finance, on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from its 2014 proxy statement by virtue of Rule 14a-8(i)(7). A copy of this letter is being e-mailed concurrently to James E. Parsons of Exxon Mobil.

SUMMARY

The Proposal requests the Company to report, using quantitative indicators, the results of company policies and practices to minimize the adverse environmental and community impacts of the company's hydraulic fracturing operations. The supporting statement suggests specific metrics for inclusion in the report. The Company asserts that the Proposal is excludable as an attempt to micromanage its business.

[1] The full list of filers includes: New York City Employees' Retirement System; the New York City Fire Department Pension Fund; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; As You Sow on behalf of the Park Foundation; Green Century Capital Management; Congregation des Socurs des Saints Noms de Jesus et de Marie; Providence Trust; Northwest Women Religious Investment Trust; the Sisters of Providence, Mother Joseph Province; Sisters of the Holy Names of Jesus and Mary, US Ontario Province; the Unitarian Universalist Service Committee; Zevin Asset Management, LLC on behalf of the Alison S Gottlieb Revocable Trust; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Francis of Philadelphia; Congregation of Divine Providence, Inc.; and the Benedictine Sisters of Baltimore (the "Proponents")

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

However, proposals requesting reports on environmental impacts of hydraulic fracturing have long been found to address a significant policy issued by the Staff, and therefore are not considered excludable under Rule 14a-8(i)(7).

Similarly, the proposal here does not attempt to micromanage or regulate operational activities of the company, but only requests reasonable and appropriate information for a shareholder report. The level of detail is consistent with previous requests to the Company by Division of Corporation Finance staff in review of the Company's 10K report, demonstrating that the level of detail is appropriate for investors. Furthermore, the key performance indicators described in the Proposal are derived from indicators included in reporting frameworks on hydraulic fracturing endorsed by investors as well as industry trade associations. As such, the Proposal is not excludable as micromanagement under Rule 14a-8(i)(7).

ANALYSIS

The proposal does not attempt to micromanage the company's business operations and is therefore not excludable under Rule 14a-8(i)(7).

It has long been established in Staff precedents that proposals requesting a report on environmental and community impacts of hydraulic fracturing address a significant policy issue that transcends ordinary business. *EOG Resources Inc.* (February 3, 2010), *Cabot Oil & Gas Corp.* (January 28, 2010). The Company's assertion in the present matter is that the proposal requests too many details in such reporting, such that the proposal attempts to micromanage the Company. However, as will be demonstrated below, the Proposal asks for a reasonable level of detail for a shareholder report, does not interfere with the management of the Company's business operations, and therefore does not micromanage within the meaning of Rule 14a-8(i)(7). As such, the Proposal is not excludable.

The resolution requests basic information on Company practices

Contrary to the Company's no action request, the information requested in the resolution asks for basic information about the Company's own actions and its progress, or lack thereof, on issues that are of interest to investors in assessing the adequacy of environmental management by the Company in these environmentally sensitive and high profile operations. The terms used and measures suggested are well understood in the industry and in the investing community. For instance, the supporting statement suggests that the Company report on the percentage of wells using green completions. A *green completion* is application of a device to capture gas at the well head immediately after well completion, instead of venting gas into the air or flaring it.[2] The information sought is the number of wells for which the company has put green completions in

[2] In addition to preventing or reducing the release of methane and other gases, green completion systems present a significant opportunity for cost savings by allowing companies to recover the gas and sell it. http://energyindepth.org/marcellus/natural-gas-and-green-completion-in-a-nut-shell/

place. Counting the number of green completions is not rocket science -- either a completion has been done or not. Once green completions are in place, the amount of methane released will be substantially reduced. Methane releases are of interest because of their large impact on climate.

Similarly, the proposal suggests reporting the percent of drilling residuals managed in closed loop systems. Determining the percentage of drilling residuals managed in closed loop systems also is a straightforward question. Does the company have a closed loop system to reduce spills in place, or not? Does it have such a system in place at any of its wells, at half of its wells, at 100% of its wells? Other companies report on such information including Anadarko[3] and CONSOL Energy.[4]

The supporting statement also suggests that information be reported on a regional or play by play basis. Since public policies and geological and environmental constraints may vary by region, some of the measures may be handled differently in different regions, and understanding the company's risk profile necessitates a breakdown by region.

A nearly identical proposal has received very substantial shareholder support for the last two years.

For proxy season 2012, the Company received a proposal similar to the current proposal. The Company attempted to assert in a no action request that it had substantially implemented the proposal. The Staff found inadequate evidence of substantial implementation and did not allow the proposal to be excluded. *Exxon Mobil* (March 22, 2012). The Company had also attempted a substantial implementation argument on a similar proposal in 2011, also rejected by the Staff. *Exxon Mobil* (March 14, 2011).

---

[3] In its Marcellus and Wattenberg operations, Anadarko conducts closed-loop management of solid material and drilling fluids generated by initial drilling of wells, eliminating the need to dispose of these materials in pits.
http://www.anadarko.com/SiteCollectionDocuments/PDF/Fact%20Sheets/2013_APC_Marcellus%20Fact%20Sheet_2013.pdf;
http://www.anadarko.com/SiteCollectionDocuments/PDF/WattenbergHZ/Wattenberg%20HZ%20Overview.pdf.

[4] Consol Energy states that it was the "first to move to conduct 100% flow-back water recycling and also the first company to move to complete closed loop design across the Marcellus Shale area." Consol Corporate Responsibility Report 2012, pages 41, 42, http://consolenergy.com/corporateresponsibilityreport/. The company has "fully implemented closed loop processes that allow for the capture and disposal of drill cuttings into containers, eliminating the use of open pits on site" in its Marcellus operations. *Id.*

This proposal received the following votes, according to the Company's form 8-K, of June 1, 2012:

Report on Natural Gas Production:		
Votes Cast For:	806,016,033	29.6%
Votes Cast Against:	1,918,152,612	70.4%
Abstentions:	293,585,673	
Broker Non-Votes:	862,297,259	

In 2013, a nearly identical proposal was voted on again, this time with the following results reported in the Exxon Mobil form 8-K of June 3, 2013:

Report on Natural Gas Production:		
Votes Cast For:	767,493,943	30.2%
Votes Cast Against:	1,775,213,279	69.8%
Abstentions:	273,123,535	
Broker Non-Votes:	844,704,566	

Thus, it is important to recognize that the present no action request arises in a context in which the Company has been unsuccessful, both with the Staff and with shareholders, in claiming that its current reporting is adequate or substantially implemented, and that no more detailed reporting is needed.

If the guidelines of the proposals were less specific, then the very general reporting that the company does on this issue might have caused the company to prevail in past years on its substantial implementation argument. As other staff decisions have shown, inadequate guidance may expose a proposal to a company argument that *volume of reporting*, in the general subject area of the proposal, may constitute substantial implementation. See for instance, *Entergy* (February 14, 2014). In the absence of clear guidelines delineating *how* the company should report on the measures it is taking to prevent environmental impacts of hydraulic fracturing, proponents would not be in a position to file and sustain proposals, because any volume of reporting on the general subject matter of the proposal might suffice to be considered substantial implementation.

Since the company has been unwilling to fulfill the guidelines of similar proposals despite continuing shareholder support, the Proponents believe that the current no action letter is the Company's fallback position -- to eliminate specific guidelines, so that its substantial implementation argument might have a leg to stand on in the future.

Staff correspondence with companies engaged in hydraulic fracturing practices in recent years has addressed many of the issues requested in this proposal at a very similar level of detail and focus.

The Company's letter claims that the proposal seeks a level of detail that is not appropriate for investors. But Staff correspondence with companies engaged in hydraulic fracturing or related service businesses shows otherwise. For example, a letter from Division of Corporation Finance staff to Exxon Mobil on 7/5/2011 requested additional information on hydraulic fracturing related to the company's 10K, at a strikingly similar level of detail to what is requested by the proposal. (See *APPENDIX 2*). For instance that letter requested:

> 2. Regarding Fracking, what steps have you taken to minimize environmental impact. Specifically, explain if you: ensure that you adhere to known best practices; have systems to monitor rate and pressure of fracturing in real time and detection of fluid leak; evaluate the environmental impact of additives to your frack fluid, including disclosure of all chemicals involved, in volume / concentration of total amounts utilized; perform baseline assessment of nearby water sources and have capability to monitor for and detect these chemicals in local water supplies, and minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water

Clearly, the Division of Corporation Finance Staff found such information relevant and useful to investors. Since the essence of the Company's argument is that shareholders lack the knowledge and interest in information at the level of detail requested by the Proposal, the Company is out of step in this regard with Division Staff.

The Company goes so far as to refer to the suggestion of a timeframe for completing the report by December 31, 2014 as a "hallmark of micromanagement," and asserts that "the appropriate timeframe for completing the evaluation should be determined by management." As such, the Company shows how out of step it is with the shareholder proposal process, since the vast majority of proposals requesting a report include a specific timeline for completion. The Company has provided no examples in which a request for a report by a specific timeline has been deemed to be excludable micromanagement or ordinary business.

The information requested in the proposal is important to investors making informed decisions about companies' shale gas practices

The criteria for the report expressed in the Proposal are widely accepted and adopted by government agencies, shareholders, and industry members. Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their shale gas extraction operations. Seeking such information is not, therefore, improper "micromanagement" of a company.

Government Support of Disclosure

Authoritative bodies such as the International Energy Agency and the U.S. Secretary of Energy Advisory Board, Shale Gas Production Subcommittee have called for increased transparency and best management practices to reduce the impacts of fracturing operations.[5] The International Energy Agency (hereafter "IEA") is an independent intergovernmental agency providing authoritative data, reports, and recommendations to its members and other stakeholders.[6] IEA's 2013 report, *Golden Rules for a Golden Age of Gas,* notes that shale gas is poised to enter a golden age, but faces opposition because of concern that it may create unacceptable environmental and social damage. IEA has stated "if the social and environmental impacts are not addressed properly, there is a very real possibility that public opposition …will halt the unconventional gas revolution in its tracks."[7]

IEA developed a set of "Golden Rules" the application of which "can bring a level of environmental performance and public acceptance that can maintain or earn the industry a "social license to operate".[8] "Measure, Disclose, and Engage" is the first of IEA's golden rules. *"The Golden Rules underline that full transparency, measuring and monitoring of environmental impacts and engagement with local communities are critical to addressing public concerns."* (emphasis added). As an example, IEA recommends measuring and disclosing operational data on water use, on the volumes and characteristics of waste water, and on methane and other air emissions.[9] "Treat Water Responsibly," another golden rule, recommends reducing freshwater use and storing and disposing of produced and waste water safely.[10] The rule "Eliminate Venting, Minimize Flaring and Other Emissions" calls for zero venting and minimal flaring during well completion activities.[11] Each of these goals are consistent with the current Proposal.

Investor Support of Disclosure

The disclosure metrics requested in the Proposal are specifically drawn from a report produced by investor groups called *Extracting the Facts* (ETF) and a follow-on report called *Disclosing the Facts*. Both these reports highlight investors' need for quantitative information about company best practices, and again underscore the fact that asking for such necessary information does not constitute improper "micromanaging" of a company.

---

[5] Secretary of Energy Advisory Board Shale Gas Production Subcommittee Second Ninety Day Report (2011) http://energy.gov/sites/prod/files/90day_Report_Second_11.18.11.pdf. See also International Energy Agency, "Golden Rules for a Golden Age of Gas" (2012), http://www.iea.org/publications/freepublications/publication/WEO2012_GoldenRulesReport.pdf., page 8.
[6] http://www.iea.org/aboutus/whatwedo/
[7] http://www.iea.org/newsroomandevents/pressreleases/2012/may/name,27266,en.html
[8] Golden Rules report, page 10, available at http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf
[9] Golden Rules report, page 13.
[10] Golden Rules report, page 14.
[11] Golden Rules report, page 14.

Extracting the Facts: a framework for hydraulic fracturing disclosure to investors

ETF outlines a set of 12 core management goals, best management practices, and key performance indicators on which investors require disclosure to adequately assess risk. The report's recommendations have drawn support from investors managing $1.3 trillion in assets on three continents—Australia, Europe, and North America.[12] ETF has also drawn corporate support. For instance, in referring to *Extracting the* Facts, Talisman Energy President and CEO John A. Manzoni has written "This important guidance document...assisted Talisman in evaluating and choosing metrics to measure our progress in implementing Talisman's recently announced *Shale Operating Principles."*[13]

Disclosing the Facts: assessment of company disclosure

Disclosing The Facts: Transparency and Risk in Hydraulic Fracturing Operations, written by a coalition of shareholder groups, including proponent As You Sow Foundation, benchmarks oil and gas company disclosures on the adoption of best management practices for reducing and managing environmental risks and community impacts from hydraulic fracturing operations. The report examines overall industry performance on use of quantitative metrics for disclosure; identifies those indicators most commonly reported and those needing greater industry reporting; and distinguishes companies disclosing more about their practices and impacts from those disclosing less. As stated in the report, "disclosure is critical—as it is the primary vehicle by which investors gain insight into the extent to which companies are adopting best management practices and realizing their benefits."

Disclosing the Facts analyzed and benchmarked the public disclosures of 24 oil and gas companies on the use and effectiveness of best management practices for reducing and managing environmental risks and community impacts from hydraulic fracturing operations. The scorecard indicators cover five major categories: Toxic chemicals; Water management (including water sourcing, well integrity, waste management, and water monitoring); Air emissions (including methane emissions); Community impacts; and Management and accountability. Each of the issue areas identified in Proponent's resolution is addressed in the report. The report also places special emphasis on the quantitative reporting of activities and impacts on a play-by-play basis due to the regional and local impacts of hydraulic fracturing operations, especially operations that impact water, air, waste, and communities.

Although the results of the scorecard demonstrate a widespread industry trend of underperformance in disclosure of key performance metrics, Exxon lags behind peers. Notably, Exxon Mobil received a score of only 2 out of 34 points on the risk metrics associated with hydraulic fracturing operations. Eighteen of the 24 companies scored higher than Exxon; Exxon

---

[12] For a list of most of the investors see http://iehn.org/news.press.pressreleaseIEA5-29-12.php.
[13] Letter to Richard Liroff, Executive Director, IEHN, May 10, 2012.

scored higher than *only one* other company.[14]

Industry Support for Disclosure

Many companies are able to, and routinely do, publicly report one or more of the categories of information the Proposal requests, demonstrating again that doing so is not an undue burden upon, or interference with, company management.

Appalachian Principles

ExxonMobil subsidiary, XTO Energy, and ten other companies operating in the Marcellus Shale have recognized the importance of regional best practices and reporting in developing their "Recommended Standards and Practices for Exploration and Production of Natural Gas and Oil from Appalachian Shales".[15] (Hereafter "ASRPG Standards"). Not only do the standards address several of the practices on which reporting is suggested in the resolution, but they specifically address the need to report publicly.

The resolution suggests companies report the "percentage of recycled water used in each regional operation" and the "quantity of fresh water used for shale operations by region, including sources". The ASRPG also states that "the first phase of reporting should include...water consumption - breakout reuse/recycling".[16]

The resolution suggests reporting on "goals and systems for reducing the use of potentially harmful chemicals in fracturing fluids". The ASRPG states that operators "should strive to minimize the volume and concentration of Material Safety Data Sheet listed hydraulic fracturing fluid additives." Chevron has reported publicly such reductions for its operations in the Marcellus Shale, reducing the number by 77% from 31 chemicals to 7.[17]

The resolution suggests companies report the percentage of drilling residuals managed in closed-loop systems. The ASRPG states that companies should report on "waste management – volumes, characteristics, disposal methods." Anadarko has reported it relies on closed loop systems in two of its shale plays.[18] Consol Energy reports fully implementing closed loop systems in its Marcellus operations.[19]

The resolution suggests reporting on the "total amount of air emissions reduced annually on a categorical and regional or site basis." The ASRPG states "reporting should include the

---

[14] *Disclosing the Facts:Transparency and Risk in Hydraulic Fracturing Operations*, Chart, page 5, http://disclosingthefacts.org/
[15] http://asrpg.org/pdf/ASRPG_standards_and_practices-April2012.pdf
[16] http://asrpg.org/pdf/ASRPG_standards_and_practices-April2012.pdf,page 10.

[17] *Disclosing the Facts*, note 21.
[18] *Disclosing the Facts*, note 57.
[19] *Disclosing the Facts*, note 59.

following categories—air emissions – GHG [green house gasses] and EPA hazardous or criteria pollutants."

Center for Sustainable Shale Development Performance Standards

The Center for Sustainable Shale Development (hereafter "CSSD") is an independent nonprofit organization recently created by a collaboration of energy companies (Shell, Chevron, EQT, Consol), environmental organizations, and other stakeholders to support continuous improvement and innovative practices in shale development through performance standards and third-party certification.[20] *The results of the third-party certification process will be released publicly.* Thus far, 3 of the 4 founding companies have announced their intention to seek certification.[21] As was the case with the ASRPG, the performance standards for the CSSD align with the resolution's reporting suggestions.[22]

For example:

Performance Standard No. 2:
Operators shall maintain a plan to recycle flowback and produced water, for usage in drilling or fracturing a well, to the maximum extent possible.
By September 24, 2014...Operators must recycle a minimum of 90% of the flowback and produced water....

Performance Standard No. 3:
Operators, by March 20, 2015...shall contain drilling fluid and flowback water in a closed loop system at the well pad, eliminating the use of pits for all wells.

Performance Standard No. 7:
Operators will not use diesel fuel in their hydraulic fracturing fluids.
Operators will also work toward use of more environmentally neutral additives for hydraulic fracturing fluids.

Performance Standard No. 9
Beginning on January 1, 2014,...an Operator must direct all pipeline-quality gas during well completion of development wells, and re-completion or workover of any well into a pipeline for sales.[23]

---

[20] www.sustainableshale.org
[21] "Center for Sustainable Shale Development Offering Certification Plan" http://www.post-gazette.com/local/region/2014/01/21/Drillers-looking-inward/stories/201401210057
[22] The performance standards are available here: https://www.sustainableshale.org/performance-standards/
[23] Note: This direction of completion gas to a pipeline is commonly referred to as a "green completion" or "reduced emissions completion". It avoids uncontrolled release of gas to the atmosphere or burning ("flaring") of gas on-site.

The level of detail sought by the Proposal is consistent with other shareholder proposals found not to micromanage.

Many shareholder proposals request information at about the same level of detail as this proposal. Sometimes, those proposals reference external standards such as the Global Reporting Initiative, or the Carbon Disclosure Project, where the more detailed delineation of disclosure requirements would be found. However, many other proposals request detailed reporting at a similar level of specificity. For instance, a proposal at *Spectra Energy* (Feb. 21, 2013) requested the Board of Directors to publish a report for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions. The supporting statement made reference to the "Carbon Disclosure Project's 2013 Oil and Gas Supplement which will include a questionnaire on methane emissions, presenting widely accepted format for disclosure." It further stated that "We believe a report adequate for investors to assess the company's strategy would include methane leakage rate as a percentage of production, how the company is measuring and mitigating emissions, best practices, worst performing assets, risk mitigation, and environmental impact." Despite this detailed request, similar to the current proposal, the Staff found that the proposal was not excludable under Rule 14a-8(i)(7).

The cases cited by the Company are inapposite

The cases cited by the Company as demonstrations of micromanagement are unlike the case at hand, *because they involved effectively shareholders attempting to assert regulatory style control of company operations, not just reporting of metrics readily available to the companies*.

Unlike *Duke Energy Corp.* (February 16, 2001), where the proponent attempted to prescribe regulatory level limitations on Company emissions, the current proposal does nothing of the kind. *Amazon.com, Inc.* (March 20, 2013) involved an attempt by a shareholder to specify the terms of a competition it sought to have the company undertake. In *General Electric Co.* (Jan. 25, 2012) the proponents sought to require specific procedures for evaluating Board performance and, in *Marriott International, Inc.* (March 17, 2010) to recommend adoption of *specific equipment.*

The other case cited by the Company, *Ford Motor Co.* (Mar. 2, 2004), the requested report required the company to publish a highly detailed report about global warming. The report sought information about the phenomenon of global warming, asking for the company essentially to conduct a study of and measure global warming, (the phenomenon itself, rather than the company's impact). The request involved a highly detailed study and was *outside the company's operations and expertise, therefore requiring a very substantial and expensive effort by the company in order to fulfill the report.* In contrast, the current Proposal simply asks the Company to report on its own policies and goals, not to seek out and apply complicated information from other scientific sources.

Unlike the cases cited by the Company, the proponent's resolution asks the company to report on the effectiveness of its own policies -- whether it has policies -- and, if so, whether it is achieving its own goals. How the company achieves success in each arena is left to Exxon's own business judgment. The Proposal does not specify how to undertake measurements of methane reductions, which types of tanks to use in closed loop systems, how radioactive materials or community complaints should be handled, or how or when to close pits, for example.

The present proposal provides an appropriate level of detail regarding the report requested

A proposal that lacks sufficient detail regarding what is requested may be found excludable under Rule 14a-8(i)(3). Many proposals rely on external reporting standards, where the prescription and itemization of reporting metrics is specified in greater detail far beyond the detail provided in the present proposal. *See, for instance*, the guidelines provided in the Global Reporting Initiative[24] and Carbon Disclosure Project[25] which are widely referenced in shareholder proposals as applicable guidelines. Clearly, these external standards are not inappropriately prescriptive for shareholder reporting; in fact, they are commonly applied and adopted by shareholders.

Similarly, the current proposal does not reflect inappropriate reporting criteria for shareholder reports on hydraulic fracturing. These criteria, developed by similar external organizations to the Global Reporting Initiative and Carbon Disclosure Project, reflect a well considered set of criteria for investor disclosure.

One possible scenario that the proponent could have, but did not, deploy, would be to simply make reference to the external standards of Extracting the Facts, or the various industry guidelines on disclosure. However, Staff precedents and guidelines demonstrate that such an approach would be in danger of being excludable on grounds of vagueness. For instance, *KeyCorp* (March 15, 2013) made it clear that reference to detailed external standards may be a grounds for exclusion of a proposal if there is not sufficient clarity about the external guidelines included in the four corners of the proposal for shareholders to understand the nature of the request. In *KeyCorp* and several other Staff decisions, shareholder proposals which requested a policy requiring the chairman to be an independent director, *as defined by the rules of the New York Stock Exchange*, were found to be excludable because insufficient information was provided within the proposal itself regarding the New York Stock Exchange's definition of independent director.

Indeed, the Company itself, in *Exxon Mobil Corp.* (March 21, 2011) successfully asserted vagueness on a proposal in a similar context of reference to external standards. The proposal requested a sustainability report, using guidelines from the Global Reporting Initiative. The Staff agreed with the Company that the proposal *did not sufficiently explain the guidelines* from the Global Reporting Initiative.

These precedents make it clear that even if they are widely supported by an industry, the use of

---

[24] https://www.globalreporting.org/reporting/g4/Pages/default.aspx
[25] https://www.cdp.net/en-US/Pages/guidance.aspx

external definitions or reporting standards can lead to exclusion of a proposal on the grounds of vagueness. The full context of Rule 14a-8 and the Staff's body of interpretations skew toward *more* clarity and detail in proposals, not less. The current Proposal is consistent with the overarching intent of the Staff to ensure that shareholders and the management are adequately informed as to parameters of a proposal's requested report or action.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis

Cc:
James E. Parsons, Exxon Mobil
Andrew Behar, As You Sow Foundation
Michael Garland; New York City Employees' Retirement System, New York City Fire Department Pension Fund, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Board of Education Retirement System;
Emma Bezaire; Congregation des Soeurs des Saints Noms de Jesus et de Marie
Ramona Beznar; Providence Trust
Deborah R. Fleming;Northwest Women Religious Investment Trust
Leslie Samuelrich; Green Century Capital Management
Jennifer Hall;The Sisters of Providence, Mother Joseph Province
Sister Mary Ellen Holohan; Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Constance F. Kane; The Unitarian Universalist Service Committee
Sonia Kowal; Zevin Asset Management, LLC on behalf of the Alison S Gottlieb Revocable Trust
Sister Susan Mika; The Benedictine Sisters of Boerne, Texas
Sister Nora Nash; The Sisters of St. Francis of Philadelphia
Sister Patricia Regan; Congregation of Divine Providence, Inc.
Sister Kathleen White: The Benedictine Sisters of Baltimore

APPENDIX 1
THE PROPOSAL

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;

- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

APPENDIX 2
DIVISION OF CORPORATION FINANCE CORRESPONDENCE WITH EXXON MOBIL REGARDING CONTENTS OF 2011 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Mr. Donald D. Humphreys
Exxon Mobil Corporation
Senior Vice President and Treasurer
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 1-02256

Dear Mr. Humphreys:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 201

General

1. We note that unconventional oil and gas plays appear an increasing part of your business, and that an increasing industry practice in such unconventional plays is the use of hydraulic fracturing. Please tell us, with a view to disclosure:
   - The location of your hydraulic fracturing activities;
   - Your acreage subject to hydraulic fracturing;
   - The percentage of your reserves subject to hydraulic fracturing;
   - The anticipated costs and funding associated with hydraulic fracturing activities; and

- Whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

2. With regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. In this regard, we note Mr. Tillerson's comments at the Analyst Meeting on March 9, 2011 in which he cited "obligations on well operators to monitor ...casing strength" and the "challenge...in handling the large volumes of fluids on the surface." For example, and without limitation, please explain if you:
   - Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;
   - Monitor the rate and pressure of the hydraulic fracturing treatment in real time for any abrupt change in rate or pressure and/or detection of fluid leak-off;
   - Evaluate the environmental impact of additives to the hydraulic fracturing fluid, including disclosure of all chemicals involved, in the volume/concentration and total amounts utilized;
   - Perform a baseline assessment of nearby water sources, and have the capability to monitor for, and potentially detect, these chemicals in local water supplies; and
   - Minimize the use of water and/or dispose of the flowback water in a way that minimizes the impact to nearby surface water.

3. Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

4. At an appropriate place in the MD&A discussion or elsewhere, please disclose the scope and limits of your insurance coverage with respect to pollution liability.

5. We note press reports dated February 23, 2011 indicating that Exxon Mobil may have been "hacked" resulting in the loss of project-financing information regarding certain oil and gas field bids and operations. We are unable to locate any disclosure from you addressing such incident(s). Please advise us to what consideration you have given to providing risk factor or other disclosure about this event(s) or possible similar future events and their actual or potential effects upon your operations.

<u>Properties, page 6</u>

<u>Disclosure of Reserves, page 6</u>

6. For the Europe, Africa, Asia, and Australia/Oceania geographic areas, please tell us the specific countries included in the areas, and the corresponding amount of total proved

developed and undeveloped reserves associated with each country as of December 31, 2010.

7. We note that crude oil represents a decreasing portion of your proved reserves, and that, as of December 31, 2010, crude oil represented less than half of your total proved reserves on the BOE-basis used in your filing. With a view towards expanded disclosure, tell us whether you expect this trend to continue. Additionally, describe any risks associated with this trend, as well as the reasonably possible impact of this trend on your financial position, results of operations or liquidity in future periods.

Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves, page 7

8. Your disclosure under this section makes reference to "Exxon Mobil's proved reserves". Confirm to us that this reference is to reserves determined in accordance with SEC rules and regulations, including pricing assumptions. If this is not the case, revise your description of these quantities to refer to them as something other than "proved reserves".

Drilling and Other Exploratory and Development Activities, page 13

9. We note the significant increase in the number of development wells drilled in the United States during 2010 as compared to the two prior years. With a view towards expanded disclosure, tell us the reasons for this increase. Additionally, tell us the extent to which you expect this to continue in future years. Finally, describe the reasonably possible impact of this increased drilling on your financial position, results of operations and liquidity in future periods.

Review of Principal Ongoing Activities, page 16

Iraq, page 18

10. We note that you entered a contract with the South Oil Company of the Iraqi Ministry of Oil to redevelop and expand the West Qurna (Phase 1) oil field. Please provide us a summary of the significant terms of this contract. Please also tell us if you have booked proved reserves related to this project. If so, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.

11. With regard to your activities in Iraq, we note you filed a press release on March 28, 2011 explaining that you have reached a "major production milestone in the redevelopment of the West Qurna I oil field in Southern Iraq. Initial field production of 244,000 barrels per day has now increased to 285,000 barrels per day, which exceeds the

10 percent improved production target established under the technical services contract." With a view towards expanded disclosure, please tell us what impact reaching the improved production target and the related production milestone has on your operations and activities in Iraq. Please also tell us what future milestones are included in the contract, and what impact reaching such milestones will have on your operations.

Financial Statements, page 62

Notes to Consolidated Financial Statements, page 69

Note 1. Summary of Significant Accounting Policies, page 69

Property, Plant and Equipment, page 70

12. Your discussion under this section indicates, in part, that cash flow estimates used for purposes of impairment testing are based on your internal pricing assumptions. Separately, your discussion also indicates that impairment analyses are generally prepared based on "proved reserves". Confirm to us that "proved reserves" refers to quantities determined in accordance with SEC rules and regulations, including pricing assumptions. If this is not the case, revise your description of these quantities to refer to them as something other than "proved reserves".

Note 15. Litigation and Other Contingencies, page 87

Litigation, page 87

13. We note the disclosure under this section indicating that "For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Corporation discloses the nature of the contingency and, where feasible, an estimate of the possible loss." Explain to us what the word "significant" is intended to mean in the context of this disclosure.

14. Separately, we note the disclosure indicating that "Based on a consideration of all relevant facts and circumstances, the Corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the Corporation's operations, financial condition, or financial statements taken as a whole".

    Please note that this disclosure does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the your securities. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.

<u>Supplemental Information on Oil and Gas Exploration and Production Activities, page 103</u>

<u>Oil and Gas Reserves, page 107</u>

15. We note that you have combined crude oil and natural gas liquids for purposes of disclosing information related to your reserve quantities. Explain to us how you considered the requirements of FASB ASC paragraph 932-235-50-4 in preparing this combined presentation. As part of your response, provide us with the information disclosed in the table on page 110 for crude oil and natural gas liquids separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the New York City Employees' Retirement System et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am the Corporate and Securities Law Coordinator for Exxon Mobil Corporation (the "Company"). This letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the New York City Employees' Retirement System; the New York City Fire Department Pension Fund; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; As You Sow on behalf of the Park Foundation; Green Century Capital Management; Congrégation des Soeurs des Saints Noms de Jésus et de Marie; Providence Trust; Northwest Women Religious Investment Trust; the Sisters of Providence, Mother Joseph Province; Sisters of the Holy Names of Jesus and Mary, US Ontario Province; the Unitarian Universalist Service Committee; Zevin Asset Management, LLC on behalf of the Alison S Gottlieb Revocable Trust; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Francis of Philadelphia; Congregation of Divine Providence, Inc.; and the Benedictine Sisters of Baltimore (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal and statements in support consist of a four-paragraph "Whereas" section and the following resolution and "Supporting Statement":

> **Resolved:** Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.
>
> **Supporting Statement:**
>
> Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:
>
> - Percentage of wells using "green completions;"
> - Methane leakage as a percentage of total production;
> - Percentage of drilling residuals managed in closed-loop systems;
> - Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
> - Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
> - A system for managing naturally occurring radioactive materials;
> - Numbers and categories of community complaints of alleged impacts, and their resolution;
> - A systematic approach for reporting community concern statistics upward within the company.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations By Attempting To Micromanage The Company.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, it seeks to "micromanage" the Company.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The 1998 Release further stated that this "micro-manage[ment]" consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

When a shareholder proposal is framed in the form of a request for a report, the Commission has stated that such proposal is excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business[,] . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Consistent with the 1998 Release, the Staff has concluded that proposals specifying a high level of complex detail are excludable. For example, in *Ford Motor Co.* (avail. Mar. 2, 2004), a shareholder proposal requested that the company publish a report about global warming/cooling that included details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), noting that it prescribed "the specific method of preparation and the specific information to be included in a highly detailed report." Similarly, in *Duke Energy Corp.* (avail. Feb. 16, 2001), a shareholder proposal recommended that the company's board of directors take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by the year 2007. The company argued that the Proposal micromanaged the company since it "involve[d] intricate detail" and sought to "impose specific time-frames or methods for implementing complex policies." The Staff concurred with the exclusion of the shareholder proposal under Rule 14a-8(i)(7). *See also Amazon.com, Inc.* (avail. Mar. 20, 2013) (concurring that a shareholder proposal requesting that the board of directors hold a competition in a specified manner for giving public advice on the voting items in the proxy filing "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *General Electric Co.* (avail. Jan. 25, 2012, *recon. denied* Apr. 16, 2012) (concluding that a shareholder proposal recommending a specific procedure for evaluating director performance "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *Marriott International Inc.* (avail. Mar. 17, 2010, *recon. denied* Apr. 19, 2010) (concurring that a shareholder proposal specifying the required characteristics of shower heads to be used in some of the company's hotels "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *General Motors Corp. (Recon.)* (avail. Apr. 7, 2004) (concurring that a shareholder proposal similar to the proposal in *Ford* was excludable under Rule 14a-8(i)(7) as relating to "the specific method of preparation and the specific information to be included in a highly detailed report").

Like the above precedent, the Proposal seeks to micromanage the Company by requesting a highly detailed report containing numerous specific numbers and percentages as well as comprehensive Company policies and goals. The Proposal requests that the report address the Company's hydraulic fracturing operations and specifically prescribes the calculation of "[m]ethane leakage as a percentage of total production." It also seeks a calculation of the "[p]ercentage of wells using 'green completions'" and the "[p]ercentage of drilling residuals managed in closed-loop systems." Furthermore, the Proposal requests a description of the "[g]oals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress," "[g]oals and quantitative reporting on progress to reduce toxicity of drilling fluids," "[a] system for managing naturally occurring radioactive materials," "[n]umbers and categories of community complaints of alleged impacts, and their resolution," and "[a] systematic approach for reporting community concern statistics upward within the company." In addition, similar to the *Ford* proposal's request for temperature information "at certain locations," the Proposal specifies that the requested figures should be presented "on a regional basis or by each play[1] in which the [C]ompany operates." This request would be a voluminous amount of information, as the Company has hydraulic fracturing operations in many regions and plays.

Moreover, the Proposal calls for the type of detail that raises concerns over micromanagement, as the information specified in the Proposal raises a host of complex issues that shareholders are not well positioned to address through a vote on the Proposal. The technical and specific calculations that the Proposal seeks would have little meaning to the average shareholder, who likely has no knowledge of hydraulic fracturing technology. In evaluating and managing the environmental and community impacts of the Company's hydraulic fracturing operations, the Company's management reviews various complex criteria, and decisions are predicated on the management's extensive knowledge and understanding of petroleum, chemical and mechanical engineering and hydraulic fracturing technology. The Proposal thus seeks to micromanage matters of a complex and highly technical nature upon which shareholders, as a group, are not in a position to make an informed judgment.

In addition to the prescriptive requirements regarding the figures and other information to be included in the report, the Proposal also includes another hallmark of micromanagement identified in the 1998 Release: it imposes a specific timeframe for completing the report, by

---

[1] The term "play" refers generally to an oil or gas prospect that, depending on the outcome of further data-gathering and analysis, may or may not be economically producible. Depending on the context, the term can indicate a highly granular level of activity.

December 31, 2014. For any comprehensive evaluation by the Company of the adverse environmental and community impacts of its hydraulic fracturing operations associated with shale formations, the specific mechanics of the evaluation process, the information to consider and the appropriate timeframe for completing the evaluation should be determined by management, not by shareholders faced with only a single voting item in the Company's proxy materials.

Staff precedent indicates that when statements that are outside of a proposal's resolution are intended to be part of the action requested by the proposal, they should be considered in the analysis under Rule 14a-8(i)(7). In *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred in the exclusion of a proposal that requested a report on various employee-rights issues. The "supporting statement" section of the proposal listed five specific items that the proponent "believe[d]" should be included in the report. The Staff explicitly noted that one item listed in the supporting statement related to the company's ordinary business operations and, based on that item, concurred in the exclusion of the proposal under Rule 14a-8(i)(7). Thus, the fact that the Proposal identifies the information to be addressed in the report only in the "Supporting Statement" section and not in the "Resolved" section should not affect the outcome. The Proposal makes clear its intention that the requested report include the data, ratios and information identified in the Supporting Statement. The Supporting Statement explicitly asserts that the aforementioned details are "a minimum," and thus read as requirements.

While the Staff has previously declined to concur in the exclusion under Rule 14a-8(i)(7) of certain shareholder proposals seeking reports on hydraulic fracturing, the instant Proposal is distinguishable as it requests a great deal more detail and information than earlier proposals. For example, in *Ultra Petroleum Corp.* (avail. Mar. 26, 2010), the proposal requested a report summarizing the environmental impact of fracturing operations of the company and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing. In the supporting statement section, the proponent expressed its belief that the report should generally include, "among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards." *See also Chesapeake Energy Corp.* (avail. Apr. 13, 2010) and *EOG Resources, Inc.* (avail. Feb. 3, 2010) (in both cases, the Staff declined to concur in the exclusion of a proposal seeking a report on various environmental issues relating to the company's hydraulic fracturing operation where the supporting statement simply requested a general discussion of "use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards"). Unlike those proposals, which made requests for broad topics of information, the Proposal here, as discussed above, requests specific data such as "[m]ethane leakage as a percentage of total production" and "[p]ercentage of drilling residuals managed in closed-loop systems." It also seeks this data "on a regional basis or by each play in which the [C]ompany operates." Thus, the Proposal requests a great deal more specificity in detail and information than that sought in the proposals referenced above. In addition, unlike the proposals mentioned above that requested information that would be comprehensible to many people, the Proposal requests complex engineering data. As discussed above, such requests require a highly specialized scientific and technical knowledge to comprehend.[2]

Thus, the Proposal contains precisely the types of intricate and technical detail that led the Staff to concur with the exclusion of the *Ford, Duke* and *Amazon* proposals and the other precedent discussed above. The Proposal's complex scientific calculations, requested comprehensive policies, mandated timeline and other details amount to an attempt to micromanage the Company. Consistent with the 1998 Release and Staff precedent, the Proposal may be excluded, pursuant to Rule 14a-8(i)(7), as a matter of the Company's ordinary business operations because it attempts to micromanage the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth Ising, the Company's outside counsel for this matter, at (202) 955-8287.

---

[2] The fact that the Proposal requests highly technical information also distinguishes it from earlier proposals that requested a large amount of information on other subject matters where the requested information would be comprehensible to a non-expert reader. *See, e.g., Lowe's Cos., Inc.* (avail. Mar. 16, 2011) (declining to concur with the exclusion of a proposal requesting an intricate written Stormwater Management Policy, noting that the proposal did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate); *International Business Machines, Corp.* (avail. Jan. 24, 2011) (declining to concur with the exclusion of a proposal requesting a detailed report on policies and procedures for corporate lobbying contributions, noting that the proposal did not seek to micromanage the company to such a degree that exclusion would be appropriate).

Sincerely,

James E. Parsons

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Millicent Budhai, Office of the New York City Comptroller
Michael Garland, Office of the New York City Comptroller
Danielle Fugere, As You Sow
Michael Passoff, As You Sow
Jon M. Jensen, Park Foundation
Leslie Samuelrich, Green Century Capital Management, Inc.
Lucia von Reusner, Green Century Capital Management, Inc.
Emma Bézaire, Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Marc Beaudry, Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Ramona Bezner, Providence Trust
Deborah R. Fleming, Northwest Women Religious Investment Trust
Jennifer Hall, Sisters of Providence, Mother Joseph Province
Mary Ellen Holohan, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Constance F. Kane, Unitarian Universalist Service Committee
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC
Alison Gottlieb
Susan Mika, Benedictine Sisters of Boerne, Texas
Nora M. Nash, Sisters of St. Francis of Philadelphia
Patricia Regan, Congregation of Divine Providence, Inc.
Kathleen White, Benedictine Sisters of Baltimore

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

RECEIVED
DEC 9 2013
D. G. HENRY

RECEIVED
DEC 9 2013
D. S. ROSENTHAL

December 4, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Exxon Mobil Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

As You Sow is co-lead filing this proposal with the Systems. Please recognize the Systems and As You Sow as co-lead filers of this proposal. If you require more information or have any further questions on this matter please contact both parties.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2536 or by e-mail at mbudha@comptroller.nyc.gov.

Sincerely,

Millicent Budhai
Director of Corporate Governance

Enclosures

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,

Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:

Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

BNY MELLON

RECEIVED
DEC 9 2013
D. G. HENRY

October 31, 2013

To Whom It May Concern

Re: Exxon Mobil Corporation **Cusip#: 30231G102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 2,862,923 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

RECEIVED
DEC 9 2013
D. G. HENRY

BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Exxon Mobil Corporation **Cusip#: 30231G102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 670,283 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON

RECEIVED
DEC 9 2013
D. G. HENRY

October 31, 2013

To Whom It May Concern

Re: Exxon Mobil Corporation **Cusip#: 30231G102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	2,062,469 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON

RECEIVED
DEC 9 2013
D.G. HENRY

October 31, 2013

To Whom It May Concern

Re: Exxon Mobil Corporation **Cusip#: 30231G102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund	2,194,322 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON

RECEIVED
DEC 9 2013
D.G. HENRY

October 31, 2013

To Whom It May Concern

Re: Exon Mobil Corporation **Cusip #: 30231G102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 275,138 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

STATE STREET.

RECEIVED
DEC 9 2013
D.G. HENRY

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6rd Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXXON MOBIL CORP

Cusip: 30231G102

Shares: 280,065

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

RECEIVED

DEC 9 2013

D. G. HENRY

December 4, 2013

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: EXXON MOBIL CORP

Cusip: 30231G102

Shares: 218,012

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXXON MOBIL CORP

Cusip: 30231G102

Shares: 3,413,850

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6rd Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

RECEIVED
DEC 9 2013
D G. HENRY

December 4, 2013

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: EXXON MOBIL CORP

Cusip: 30231G102

Shares: 918,938

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6rd Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXXON MOBIL CORP

Cusip: 30231G102

Shares: 4,160,908

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Robert A. Luettgen
Manager – Office of the Secretary

ExxonMobil

December 13, 2013

VIA UPS – OVERNIGHT DELIVERY

Millicent Budhai
Director of Corporate Governance
The City of New York
Office of the Comptroller
One Centre Street
New York, NY 10007-2341

Dear Ms. Budhai:

This will acknowledge receipt of the proposal concerning a report on hydraulic fracturing (the "Proposal") which you have submitted on behalf of certain New York City Pension Funds (collectively, the "Proponent") in connection with ExxonMobil's 2014 annual meeting of shareholders. However, the proof of share ownership documentation submitted from BNY Mellon and State Street only demonstrate the Proponent's share ownership through December 4, 2013. This documentation does not verify that the Proponent owned the required number of ExxonMobil shares continuously for a period of at least one year as of the date the Proposal was submitted because the submission date is December 5, 2013 (the date the Proposal was postmarked). However, since ownership of a co-filer for the Proposal (the Park Foundation) has been established separately, we will overlook the deficiency in your documentation in this instance. (Note, the fact that we are overlooking it in this specific instance does not necessarily mean we would waive such compliance in the future.)

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/grg

FAX COVER SHEET

To: Corporate Secretary

From: As You Sow

Company: ExxonMobil

Date: 12/04/13 04:58:34 PM

Fax Number: 1-972-444-1505

Pages (including cover): 5

Re: 2014 Shareholder Resolution

RECEIVED
DEC 4 2013
D.G. HENRY

Notes:

Please confirm receipt to atimbers@asyousow.org at your earliest opportunity.

AS YOU SOW 1611 Telegraph Avenue, Suite 1450 Oakland, CA 94612 www.asyousow.org BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 4, 2013

RECEIVED
DEC 4 2013
D. G. HENRY

ExxonMobil
Mr. David S. Rosenthal
Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

As You Sow is a non-profit organization whose mission is to promote corporate responsibility. We are hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of the Park Foundation.

As You Sow submits this shareholder proposal for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The Park Foundation holds more than $2,000 of Exxon Mobil Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. The Park Foundation will remain invested in this position continuously through the date of the 2014 annual meeting. Authorization for As You Sow to act on behalf of the Park Foundation and proof of share ownership is enclosed.

Please forward any correspondence relating to this matter to Danielle Fugere, As You Sow President and General Counsel, at the email below, and not to the Park Foundation.

As You Sow (as representative of the Park Foundation) will be the co-lead filer with the New York City Comptroller's Office and Pension Funds; As You Sow will be the primary contact for other co-filers of this resolution including the Sisters of St. Francis of Philadelphia.

As you know, it is our practice to seek dialogue with companies to discuss the issues raised in our resolution. We appreciate the past dialogues we have had with Exxon representatives concerning hydraulic fracturing disclosures. We hope that a continued dialogue this year will finally result in resolution of the important disclosure issues raised in the enclosed resolution.

Please send receipt of this letter via email to dfugere@asyousow.org.

Thank you for your time.

Sincerely,

Danielle R. Fugere
President and General Counsel
As You Sow

cc: Michael Garland, New York City Comptroller's Office and Pension Funds

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- *A systematic approach for reporting community concern statistics upward within the company.*

PARK
FOUNDATION

December 4, 2013

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Andrew Behar,

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Park Foundation with Exxon Mobil Corporation, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the board of directors adopt a policy regarding hydraulic fracturing.

The Park Foundation is the owner of more than $2,000 worth of stock that it has held continuously for over a year. We intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

December 4, 2013

Exxon Mobil Corporation
ATTN: Corporate Secretary David S. Rosenthal
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Proof of Share Ownership

Dear David S. Rosenthal,

As of December 4, 2013, Northern Trust has held 117 shares of Exxon Mobil Corporation, in excess of $2,000, continuously for over one year for The Park Foundation. The Park Foundation has informed us that they intend to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Northern Trust at the Depository Trust Company.

Yours sincerely,

Frank Fauser
Vice President

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Robert A. Luettgen
Manager – Office of the Secretary

ExxonMobil

December 12, 2013

VIA UPS – OVERNIGHT DELIVERY

Danielle Fugere
President and General Counsel
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

Dear Ms. Fugere:

This will acknowledge receipt of the proposal concerning a report on hydraulic fracturing, which you have submitted on behalf of The Park Foundation in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Northern Trust share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/grg

GREEN CENTURY FUNDS

December 13, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 12 2013
D.G HENRY

RECEIVED
DEC 12 2013
D. S. ROSENTHAL

Dear Mr. Rosenthal,

Green Century Capital Management is filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of ExxonMobil stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is available upon request.

Green Century is the co-filer of this proposal, and As You Sow together with the New York City Pension Funds will act as the primary filers. Please direct any correspondence to all parties. For As You Sow, please contact Danielle Fugere, at 510 735-8141, or via email at dfugere@asyousow.org. For the New York City Pension Funds please contact Michael Garland, at 212-669-2517, or via email at mgarland@comptroller.nyc.gov. For Green Century, Lucia von Reusner will serve as our point of contact. She may be reached at 617-482-0800, or by email to lvonreusner@greencentury.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Leslie Samuelrich
President
Green Century Capital Management, Inc.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800
www.greencentury.com

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Lucia von Reusner
Green Century Funds
114 State Street, Suite 200
Boston, MA 02109

Dear Ms. Lucia von Reusner:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Green Century Funds (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. However, as noted in your December 13, 2013, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is, December 13, 2013, which is the date the Proposal was received by overnight delivery service.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil December 13, 2013.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 13, 2013; or

- if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at either:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx
In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the co-filer's broker or bank is a DTC participant, then the co-filer needs to submit a written statement from its broker or bank verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 13, 2013.

- If the co-filer's broker or bank is not a DTC participant, then the co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 13, 2013. The co-filer should be able to find out who this DTC participant is by asking the co-filer's broker or bank. If the co-filer's broker is an introducing broker, the co-filer may also be able to learn the identity and telephone number of the DTC participant through the co-filer's account statements, because the clearing broker identified on the co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the co-filer's shares knows the co-filer's broker's or bank's holdings, but does not know the co-filer's holdings, the co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted December 13, 2013, the required amount of securities were continuously held – one from the co-filer's broker or bank confirming the co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Leslie Samuelrich, Green Century Funds
Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

Sisters of the Holy Names of Jesus and Mary

General Administration

December 10, 2013

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 12 2013
D.G. HENRY

RECEIVED
DEC 12 2013
D. S. ROSENTHAL

Dear Mr. Rosenthal,

Hydraulic fracturing is a priority social justice issue for the Congrégation des Soeurs des Saints Noms de Jésus et de Marie. Our members are concerned about the real and potentially adverse impacts of fracking on communities and the environment. As responsible shareholders we call on Exxon Mobil, the top Fortune 500 energy company, to take leadership in disclosing how the Company is managing the risks associated with hydraulic fracturing.

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie is co-filing this resolution with As You Sow and the New York City Pension Funds, which are co-lead filers of this resolution, for action at the annual meeting in 2014. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 10, 2013 the Congrégation des Soeurs des Saints Noms de Jésus et de Marie held, and has held continuously for at least one year, 100 shares of Exxon Mobil Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Exxon Mobil Corporation through the annual meeting in 2014.

We designate Danielle Fugere of As You Sow and Michael Garland of New York City Pension Funds as the lead co-filers to act on our behalf for all purposes in connection with this proposal. The lead co-filers are specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy our Director of Finance on all communications: Marc Beaudry, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Emma Bézaire, snjm

Sister Emma Bézaire, s.n.j.m.
Secretary-Treasurer

Encl.: Verification of ownership
Resolution

Gospel women in solidarity for liberating action

80, rue Saint-Charles Est, Longueuil, Québec, Canada J4H 1A9 • (450) 651-8104 • Fax (450) 651-8636

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

Desjardins
Trust

December 10th, 2013

To Whom It May Concern

Subject: Verification of Ownership

This letter is to verify that the Congrégation des Soeurs des Saints Noms de Jésus et de Marie owns 100 shares of Exxon Mobil Corporation common stock. Furthermore, the Congrégation des Soeurs des Saints Noms de Jésus et de Marie has held these shares continuously since the purchase date of March 31st 2008 including the one year period preceding and including December 10th 2013. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Desjardins Trust who serves as custodian for the Congrégation des Soeurs des Saints Noms de Jésus et de Marie. The shares are registered in our nominee name at Desjardins Trust. Please note that Desjardins Trust is a DTC participant. Yours truly,

Sincerely,

Marie-Michèle Séguin
Customer Service Representative
Custody Services

Head Office
1, complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sister Emma Bezaire
Secretary-Treasurer
Sisters of the Holy Names of Jesus and Mary
80, rue Saint-Charles Est.
Longueuil, Quebec, Canada J4H 1A9

Dear Sister Bezaire:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Names of Jesus and Mary (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Desjardins, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

PROVIDENCE TRUST
SAN ANTONIO, TEXAS

RECEIVED
DEC 11 2013
D.G HENRY

December 11, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of Providence Trust to co-file the stockholder resolution on a Report on the Quantitative Risk Management Reporting for Hydraulic Fracturing Operations. In brief, the proposal states: Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow Foundation and New York City Pension Funds. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Exxon Mobil stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We are co-filing this Resolution with As You Sow and the New York City Pension Funds which are co-lead filers of this resolution and can act on our behalf in withdrawal of this resolution. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at (510) 735-8141or at dfugere@asyousow.org.

Respectfully yours,

S. Ramona Bezner, CDP

Sr. Ramona Bezner, CDP
Trustee
Providence Trust
210-587-1102

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.
Measurement and disclosure of best management practices and impacts is the primary means by which
investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and *practices, above and beyond regulatory requirements, to minimize the adverse environmental and* community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:
- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4100
fax 210 735 1150

D. S. ROSENTHAL
DEC 13 2013
RECEIVED

Graystone
Consulting℠

December 11, 2013

RECEIVED
DEC 13 2013
D C ...

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

RE: Co-filing of shareholder resolution - Quantitative Water and Community Risk Management Reporting for Hydraulic Fracturing Operations

Dear Mr. Rosenthal,

As of December 11, 2013, The Providence Trust held and has held continuously since October 24, 2008, 1894 shares of Exxon Mobil Corporation common stock. These shares have been held with Morgan Stanley, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

CTaylor

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

Ronald A. Kern, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
ron.kern@msgraystone.com

W. Joseph Sammons, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
joe.sammons@msgraystone.com

Myrteel M. Ward
Institutional Consulting Director
Senior Vice President - Investments
myrteel.ward@msgraystone.com

Rollins S. Rubsamen, Jr.
Institutional Consulting Director
Senior Vice President - Investments
rollins.rubsamen@msgraystone.com

Jason W. Black
Institutional Consulting Director
jason.black@msgraystone.com

Maurie Kern
Relationship Manager
maurie.kern@msgraystone.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sr. Ramona Bezner, CDP
Trustee
Providence Trust
P. O. Box 37345
San Antonio, TX 78237

Dear Sr. Bezner:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Providence Trust (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Graystone Consulting, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

Sisters of Saint Joseph of Peace

1663 Killarney Way   P.O. Box 248   Bellevue, WA 98009-0248
425-467-5499   FAX 425-462-9760

December 11, 2013

RECEIVED
DEC 12 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 12 2013
D.G. HENRY

Dear Mr. Rosenthal,

The members of the Northwest Women Religious Investment Trust are concerned about the real and potentially adverse impacts of fracking on communities and the environment. As responsible shareholders we call on Exxon Mobil, the top Fortune 500 energy company, to take leadership in disclosing how the Company is managing the risks associated with hydraulic fracturing.

We are co-filing the enclosed resolution with As You Sow and the New York City Pension Funds, which are co-lead filers for this resolution, for action at the annual meeting in 2014. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 11, 2013 the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, 50 shares of Exxon Mobil Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Exxon Mobil Corporation through the annual meeting in 2014.

We designate Danielle Fugere of As You Sow and Michael Garland of New York City Pension Funds as the lead co-filers to act on our behalf for all purposes in connection with this proposal. The lead co-filers are specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy me on all communications: Deborah Fleming: dfleming@csjp-olp.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl.: Verification of ownership
Resolution

Committed to Peace through Justice since 1884

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

usbank.

All of us serving you

Institutional Trust & Custody
111 SW 5th Avenue, 6th Floor
Portland, OR 97204

December 11, 2013

RECEIVED
DEC 12 2013
D. G. HENRY

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of ExxonMobil common stock. Northwest Women Religious Investment Trust owned the required amount of securities on December 11, 2013 and has continuously owned the securities for at least twelve months prior to December 11, 2013. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U. S. Bank, N. A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U. S. Bank, N. A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U. S. Bank Institutional Trust & Custody

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust
Sisters of Saint Joseph of Peace
1663 Killarney Way
Bellevue, WA 98009

Dear Ms. Fleming:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Northwest Women Religious Investment Trust (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from U. S. Bank, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

Sisters of Providence

Provincial Administration • Mother Joseph Province

1801 Lind Avenue SW, #9016
Renton, Washington 98057-9016
425.525.3355 • (fax) 425.525.3984

December 11, 2013

RECEIVED
DEC 12 2013
D. G. HENRY

RECEIVED
DEC 12 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Sisters of Providence, Mother Joseph Province are concerned about the real and potentially adverse impacts of fracking on communities and the environment. As responsible shareholders we call on Exxon Mobil, the top Fortune 500 energy company, to take leadership in disclosing how the Company is managing the risks associated with hydraulic fracturing.

We are co-filing the enclosed resolution with As You Sow and the New York City Pension Funds, which are co-lead filers for this resolution, for action at the annual meeting in 2014. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 11, 2013 the Sisters of Providence, Mother Joseph Province held, and has held continuously for at least one year, 35 shares of Exxon Mobil Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Exxon Mobil Corporation through the annual meeting in 2014.

We designate Danielle Fugere of As You Sow and Michael Garland of New York City Pension Funds as the lead co-filers to act on our behalf for all purposes in connection with this proposal. The lead co-filers are specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy me on all communications: Jennifer Hall; jennifer.hall@providence.org

Sincerely,

Jennifer Hall
Provincial Treasurer

Encl.: Verification of ownership
Resolution

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,

Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:

Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

charles SCHWAB

RECEIVED
DEC 12 2013
D.G HENRY

December 11, 2013

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: 800-378-0685 ext 71488

Jennifer Hall, Katherine Clark, Janet Painter
1801 Lind Ave Sw # 9016
Renton, WA 98057

Account #: *** FISMA & OMB Memorandum M-07-16 ***

Dear Jennifer Hall, Katherine Clark, and Janet Painter,

In regard to your request for a verification of holdings, the above-referenced account currently holds 35 shares of Exxon Mobil Corporation (XOM) common stock. Furthermore, the Sisters of Providence have held these shares continuously since the purchase date of December 9, 2010, including the one year period preceding and including December 11, 2013.

Charles Schwab & Co., Inc. serves as custodian/record holder for the Sisters of Providence. The above mentioned shares are registered in the nominee name of the Sisters of Providence.

This letter will further verify that Jennifer Hall is a representative of the Sisters of Providence and is authorized to act on their behalf.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 800-378-0685 ext 71488.

Sincerely,

Dan Daupert
Resolution Manager
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Jennifer Hall
Provincial Treasurer
Sisters of Providence, Mother Joseph Province
1801 Lind Avenue SW, #9016
Renton, WA 98057

Dear Ms. Hall:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Providence, Mother Joseph Province (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Charles Schwab, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

Sisters of the Holy Names of Jesus and Mary
U.S.-Ontario Administrative Centre

December 10, 2013

RECEIVED
DEC 11 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 11 2013
D. G. HENRY

Dear Mr. Rosenthal,

Hydraulic fracturing is a priority social justice issue for the Sisters of the Holy Names of Jesus and Mary, US Ontario Province. Our members are concerned about the real and potentially adverse impacts of fracking on communities and the environment. As responsible shareholders we call on Exxon Mobil, the top Fortune 500 energy company, to take leadership in disclosing how the Company is managing the risks associated with hydraulic fracturing.

The Sisters of the Holy Names of Jesus and Mary, US Ontario Province is co-filing the enclosed resolution with As You Sow and the New York City Pension Funds, which are co-lead filers for this resolution, for action at the annual meeting in 2014. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 10, 2013 the Sisters of the Holy Names of Jesus and Mary, US Ontario Province held, and has held continuously for at least one year, 70 shares of Exxon Mobil Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Exxon Mobil Corporation through the annual meeting in 2014.

We designate Danielle Fugere of As You Sow and Michael Garland of New York City Pension Funds as the lead co-filers to act on our behalf for all purposes in connection with this proposal. The lead co-filers are specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy Vicki Cummings on all communications: vcummings@snjmuson.org

Sincerely,

Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, SNJM
President

Encl: Shareholder Resolution
Verification of Ownership

PO Box 398, Marylhurst, OR 97036 • (503) 675-7100 • *Fax* 503-697-3264 • *Toll-free* 1 (877) 296-7100

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

BNY MELLON
ASSET SERVICING

December 10, 2013

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 70 shares of Exxon Mobil stock. Furthermore, the Sisters of the Holy Jesus and Mary has held these shares continuously since the purchase date of November 2, 2009 including the one year period proceeding and including December 10, 2013. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Bank of New York Mellon who serves as custodian for Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at the Bank of New York Mellon. Please note that the Bank of New York Mellon is a DTC participant.

Sincerely,

Robert D. Porco, Vice President
Global Client Administration
BNY Mellon Asset Servicing

500 Grant Street. BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sister Mary Ellen Holohan, SNJM
President
Sisters of the Holy Names of Jesus and Mary
P. O. Box 398
Marylhurst, OR 97036

Dear Sister Holohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Names of Jesus and Mary (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from BNY Mellon, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

UUSC

December 9, 2013

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 11 2013
D.G HENRY

Dear Mr. Rosenthal:

For more than 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

We also support transparency by companies regarding their corporate responsibility policies, programs and implementation plans.

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 76 shares of Exxon Mobil stock. We have owned over $2,000 worth of Exxon Mobil stock for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of Exxon Mobil. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participate upon request.

This resolution is submitted for inclusion in the 2014 proxy statement under Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. As You Sow and New York City Pension Funds are co-lead filer with As You Sow the lead contact Michael Passoff and he can be contacted at As You Sow, 311 California Street, Ste. 510, San Francisco, CA 94104, 415.391.3212 ext. 32; or via email at michael@asyousow.org. We are co-filing this resolution with As You Sow and New York City Pension Funds as the co-primary filers and therefore deputize As You Sow to act on our behalf in the withdrawal of this resolution.

Please copy Timothy Smith of Walden Asset Management (617-726-7155 or tsmith@bostontrust.com) our investment manager with any correspondence.

Sincerely,

Constance F. Kane

Constance F. Kane, Ph.D.
Vice President and Chief Operations Officer

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

Boston Trust & Investment
Management Company

RECEIVED
DEC 11 2013
D. G. HENRY

December 9, 2013

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Unitarian Universalist Service Committee** through its Walden Asset Management division.

We are writing to verify that our client **Unitarian Universalist Service Committee** currently owns **76** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Unitarian Universalist Service Committee** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodians who are DTC participants will be provided.

Further, it is our intent to hold at least $2,000 in market value in the **Unitarian Universalist Service Committee** account through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President

STATE STREET.

RECEIVED
DEC 12 2013
D. S. ROSENTHAL

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

RECEIVED
DEC 12 2013
D. G. HENRY

Date: December 9, 2013

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Unitarian Universalist Service Committee.**

In connection with a shareholder proposal submitted by **Unitarian Universalist Service Committee** on **December 9, 2013** we are writing to confirm that **Universalist Unitarian Service Committee** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** since October 24, 2011.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Charles Zambri
Assistant Vice President
Date: 12/9/13

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Constance Kane, Ph.D.
Vice President and Chief Operations Officer
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

Dear Ms. Kane:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Service Committee (UUSC) (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Boston Trust, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

RECEIVED
DEC 13 2013
D. G. HENRY

FAX TRANSMITTAL SHEET

TO:	FROM:
David S Rosenthal	Sonia Kowal
COMPANY: ExxonMobil	DATE: 12/13/2013
FAX NUMBER: 972-444-1505	TOTAL NO. OF PAGES INCLUDING COVER: 5

RE: Co-filed shareholder proposal -- hydraulic fracturing

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Dear Mr. Rosenthal,

Please find attached documents relating to Zevin Asset Management's co-filing of a shareholder proposal regarding hydraulic fracturing at ExxonMobil.

These documents have also been sent via email to david.s.rosenthal@exxonmobil.com.

Regards,

Sonia Kowal

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2013

RECEIVED
DEC 13 2013
D.G. HENRY

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent via email to david.s.rosenthal@exxonmobil.com

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Mr. Rosenthal:

Enclosed please find our letter co-filing the hydraulic fracturing proposal to be included in the proxy statement of Exxon Mobil (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the Alison S Gottlieb Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 253 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. As You Sow and the New York City Pension Funds are co-lead filers of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- *Percentage of wells using "green completions;"*
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- *Numbers and categories of community complaints of alleged impacts, and their resolution;*
- A systematic approach for reporting community concern statistics upward within the company.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services, Inc's custodial proof of ownership statement of Exxon Mobil from the Alison S Gottlieb Revocable Trust. Zevin Asset Management, LLC is the investment advisor to the Alison S Gottlieb Revocable Trust and co-filed a share holder resolution on the Alison S Gottlieb Revocable Trust's behalf.

This letter serves as confirmation that the Alison S Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 13, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 253 shares of common stock in Exxon Mobil (XOM) owned by the Alison S Gottlieb Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Alison S Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the Alison S Gottlieb Revocable Trust and is planning to co-file a share holder resolution on the Alison S Gottlieb Revocable Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Alison S. Gottlieb Revocable Trust (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning a Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from UBS share ownership has been verified. However, we have not received a letter from the beneficial owner of the Company stock authorizing Zevin Asset Management to act on their behalf.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/grg

c: Danielle Fugere, As You Sow
Millicent Budhai, The City of New York

From: Sonia Kowal <sonia@zevin.com>
Sent: Tuesday, December 31, 2013 9:15 AM
To: Gilbert, Jeanine
Cc: Danielle Fugere
Subject: Authorization letter from beneficial owner of XOM shares - Alison Gottlieb
Attachments: Alison Gottlieb authorization letter.pdf

Categories: External Sender

Dear Ms. Gilbert,

Please find attached a written statement from Alison Gottlieb authorizing Zevin Asset Management to act on her behalf with respect to the co-filing. The letter also includes a statement stating her intention to hold the Company's shares through the date of the annual shareholders meeting. However, Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding accounts at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this email serve as confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the annual meeting.

Regards,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

RECEIVED

DEC 31 2013

G.R. GLASS

Alison Gottlieb

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions. It is important to me as a client that this takes place.

I intend to hold the Company's shares in question through the date of the Company's annual shareholder meeting.

Sincerely,

Alison Gottlieb

Alison Gottlieb

TRANSMITTAL

To: David Rosenthal

Firm: ExxonMobil

City: Irving

Fax: 972-444-1505

From: Sr. Susan

Date: 12/12/13

Total Pages: 3
(including cover)

RECEIVED
DEC 12 2013
D. G HENRY

Additional Comments:

2014 Resolution on fracking

RECEIVED
DEC 12 2013
D. G HENRY



Benedictine Sisters
Corporate Responsibility
P.O. Box 200423
San Antonio, TX 78220

210-348-6704 phone
210-341-4519 fax

Physical Location:
285 Oblate Drive
San Antonio, TX 78216



RECEIVED
DEC 12 2013
D. G. HENRY

Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216

210-348-6704 phone
210-341-4519 fax

December 12, 2013

Mr. David S. Rosenthal
Corporate Secretary, Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution, asking for a Report on the Quantitative Risk Management Reporting for Hydraulic Fracturing Operations. In brief, the proposal states: Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow Foundation and New York City Pension Funds. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of Exxon Mobil stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We are co-filing this Resolution with As You Sow and the New York City Pension Funds which are co-lead filers of this resolution and can act on our behalf in withdrawal of this resolution. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at (510) 735-8141or at dfugere@asyousow.org.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.
Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:
• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sister Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216

Dear Sister Mika:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Benedictine Sisters of Beorne, Texas (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. However, as noted in your December 12, 2013, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is, December 12, 2013, which is the date the Proposal was received by fax.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil December 12, 2013.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013; or

- if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at either:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx
In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the co-filer's broker or bank is a DTC participant, then the co-filer needs to submit a written statement from its broker or bank verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013.

- If the co-filer's broker or bank is not a DTC participant, then the co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013. The co-filer should be able to find out who this DTC participant is by asking the co-filer's broker or bank. If the co-filer's broker is an introducing broker, the co-filer may also be able to learn the identity and telephone number of the DTC participant through the co-filer's account statements, because the clearing broker identified on the co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the co-filer's shares knows the co-filer's broker's or bank's holdings, but does not know the co-filer's holdings, the co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted December 12, 2013, the required amount of securities were continuously held – one from the co-filer's broker or bank confirming the co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Danielle Fugere, As You Sow
Millicent Budhai, NY Retirement Systems

Fidelity Private Client Group

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

DF
K

Fidelity INVESTMENTS

RECEIVED
DEC 18 2013
D. G. HENRY

RECEIVED
DEC 18 2013
D. S. ROSENTHAL

December 16, 2013, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas BLVD.
Irving, TX 75039-2298

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mr. David S Rosenthal:

As of December 11 2013, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Exxon common stock (XOM.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Timothy Exiner
Private Client Specialist

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 9, 2012

RECEIVED
DEC 11 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 11 2013
D.G. HENRY

Dear Mr. Rosenthal:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Exxon Mobil for several years. As faith-based investors, we seek social as well as financial returns on our investments. We appreciate the opportunities that we have had to dialogue with representatives of the company on various issues over the past several years. We are still very concerned that Exxon Mobil has not made significant progress in providing more quantitative risk management reporting on shale operations.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with As You Sow who will be the co-lead filer with the New York City Pension Funds. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that Danielle Fugere, As You Sow will be the primary contact for other co-filers of this resolution. 510-735-8141 dfugere@asyousow.org

As verification that we are beneficial owners of common stock in Exxon Mobil, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR (Interfaith Center on Corporate Responsibility)
Danielle Fugere, As You Sow

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,

Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:

Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 9, 2013

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Exxon Mobil Corp stock. These shares have been held for more than one year, as of December 9, 2013, and will be held past the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Ms. Nora M. Nash, OSF
Director Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of St. Francis of Philadelphia (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

December 11, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution on a Report on the Quantitative Risk Management Reporting for Hydraulic Fracturing Operations. In brief, the proposal states: Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow Foundation and New York City Pension Funds. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Exxon Mobil stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We are co-filing this Resolution with As You Sow and the New York City Pension Funds which are co-lead filers of this resolution and can act on our behalf in withdrawal of this resolution. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at (510) 735-8141or at dfugere@asyousow.org.

Respectfully yours,

S. Patricia Regan, cdp

Sr. Patricia Regan, CDP
Treasurer
Congregation of Divine Providence.
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.
Measurement and disclosure of best management practices and impacts is the primary means by which
investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and *practices, above and beyond* regulatory *requirements, to minimize the adverse environmental and* community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:
- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4400
fax 210 735 1150

RECEIVED
DEC 13 2013
D. S. ROSENTHAL

Graystone Consulting℠

December 11, 2013

RECEIVED
DEC 13 2013
D. G. HENRY

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

RE: Co-filing of shareholder resolution - Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Dear Mr. Rosenthal,

As of December 11, 2013, The Congregation of Divine Providence held and has held continuously since March 7,2011, 30 shares of Exxon Mobil Corporation common stock. These shares have been held with Morgan Stanley, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

Ronald A. Kern, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
ron.kern@msgraystone.com

W. Joseph Sammons, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
joe.sammons@msgraystone.com

Myrteel M. Ward
Institutional Consulting Director
Senior Vice President - Investments
myrteel.ward@msgraystone.com

Rollins S. Rubsamen, Jr.
Institutional Consulting Director
Senior Vice President - Investments
rollins.rubsamen@msgraystone.com

Jason W. Black
Institutional Consulting Director
jason.black@msgraystone.com

Maurie Kern
Relationship Manager
maurie.kern@msgraystone.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sr. Patricia Regan, CDP
Treasurer
Congregation of Divine Providence
515 SW 24th Street
San Antonio, TX 78207

Dear Sr. Regan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of Divine Providence (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Graystone Consulting, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
   Millicent Budhai, NYC Pension Funds

RECEIVED
DEC 12 2013
G.R. GLASS

FAX

To: **Mr. David S. Rosenthal**
Corporate Secretary
Exxon Mobil Corporation

Date: **12/12/13**

FAX #: **972-444-1505**
# of pages including cover: 3

From: **Sr. Kathleen White, OSB**
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W. Joppa Road
Lutherville, MD 21093
Phone: 410-821-5792; cell 443-845-9431
FAX# 410-296-9560

Dear Mr. Rosenthal,

The Benedictine Sisters of Baltimore are co-filing a shareholder resolution on **Quantitative Risk Management Reporting for Hydraulic Fracturing Operations**. Our letter and a copy of the stockholder resolution are attached.

Thank you for your attention to this.

Sincerely,

Sr. Kathleen White, OSB

Sr. Kathleen White, OSB
President/Prioress

BENEDICTINE SISTERS of BALTIMORE
Emmanuel Monastery

RECEIVED
DEC 12 2013
G.R. GLASS

December 12, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of the Benedictine Sisters of Baltimore to co-file the stockholder resolution on a Report on the Quantitative Risk Management Reporting for Hydraulic Fracturing Operations. In brief, the proposal states: Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow Foundation and New York City Pension Funds. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 275 shares of Exxon Mobil stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We are co-filing this Resolution with As You Sow and the New York City Pension Funds which are co-lead filers of this resolution and can act on our behalf in withdrawal of this resolution. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at (510) 735-8141or at dfugere@asyousow.org.

Respectfully yours,

S. Kathleen White, OSB

Sr. Kathleen White, OSB
President/Prioress

2229 West Joppa Road, Lutherville, MD 21093-4601
410-821-5792 • Fax 410-296-9560
bensrs@emmanuelosb.org • www.emmanuelosb.org

Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

Whereas,

Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have lead to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Measurement and disclosure of best management practices and impacts is the primary means by which

investors can gauge how companies are managing the risks and rewards of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original).

In a November 2013 report, "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations," Exxon received the second lowest score among 24 extraction companies. The report ranks companies on disclosure of quantitative information to investors, including key management practices and impacts. Exxon scored only 2 out of a possible 32 points.

Investors require detailed and comparable information about how companies are managing the risks from natural gas extraction operations. Exxon Mobil does not provide such quantitative reporting. Its *Operations Integrity Management System* is a generalized framework for companywide operations, but lacks criteria specific to shale energy operations. Exxon Mobil's subsidiary, XTO Energy, signed onto the "Appalachian Principles" which specify what companies "should do" rather than what they currently do or commit to do. Exxon's Corporate Citizenship report provides generalized information on its worldwide practices and policies, but fails to disclose information critical to investors seeking to assess operational and financial risks such as local residuals waste management, management of radioactive materials, or toxicity reduction measures for drilling fluids.

Resolved: Shareholders request the Board of Directors to report to shareholders using quantitative indicators by December 31, 2014, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such reports should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:

Proponents suggest the report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company

BMO Global Asset Management

BMO Asset Management U.S.
11270 West Park Place, Suite 400
Milwaukee, WI 53224-3638

December 12, 2013

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-1505

Re: Co-filing of shareholder resolution - Quantitative Risk Management Reporting for Hydraulic Fracturing Operations

As of December 12, 2013, The Benedictine Sisters of Baltimore held, and has held continuously for at least one year, 275 shares of Exxon Mobil Corporation Common Stock. These shares have been held with BMO Harris, N.A./M&I Trust Company, DTC Number 992.

If you need further information, please contact us at 920-497-5270

Sincerely,

Joan Becks

Joan Becks
Trust Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

VIA UPS – OVERNIGHT DELIVERY

Sr. Kathleen White, OSB
President/Prioress
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 West Joppa Road
Lutherville, MD 21093

Dear Sr. White:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Baltimore (the "Co-filer") the proposal previously submitted by The Park Foundation and NYC Pension Funds concerning Report on Hydraulic Fracturing in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from BMO Global Asset Management, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Danielle Fugere, As You Sow
Millicent Budhai, NYC Pension Funds